Filed pursuant to Rule 433
Registration No. 333-171682
November 7, 2011

Pengrowth Energy Corporation Treasury Offering of Common Shares

Terms and Conditions

Issuer:	Pengrowth Energy Corporation (the “Company”)
Offering:	Treasury offering of 28,310,000 common shares (“Common Shares”)
Offering Price:	Cdn$10.60 per Common Share (1)
Issue Amount:	Cdn$300,086,500
Use of Proceeds:
The net proceeds from the offering will be used to partially fund the Company’s 2011 and 2012 capital programs but will initially be used to repay indebtedness under its credit facilities.  The Company recently announced a Cdn$60 million increase in its 2011 capital program to Cdn$610 million and expects to announce its 2012 capital program in early December 2011.

Cash Distributions:
The Company pays a monthly dividend of $0.07 per common share.  The first dividend which purchasers under this Offering will be eligible to receive is the dividend expected to be payable on or about December 15, 2011 to shareholders of record on or about November 30, 2011.

Form of Offering:	Bought deal by way of a shelf prospectus in all provinces of Canada. Public offering in the U.S. via MJDS. Private placement internationally, as expressly permitted by the Company.
Listing:
An application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”).  The existing common shares are listed on the TSX under the symbol “PGF” and on the NYSE under the symbol “PGH”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.
Commission:	4.0%.
Closing:	November 16, 2011.

(1)	Based on a reference closing price of $10.97 on the TSX on November 4, 2011.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.    Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.   Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it in Canada by calling BMO Capital Markets’ Prospectus Distribution Department at 905-696-8884 x4222, and in the United States by calling toll-free 800-414-3627 or e-mailing bmoprospectus@bmo.com.

NEWS RELEASE

PENGROWTH ENERGY CORPORATION ANNOUNCES ISSUE OF CDN $300 MILLION

CALGARY, Alberta – November 7, 2011 – Pengrowth Energy Corporation (TSX: PGF, NYSE: PGH) ("Pengrowth") today announced that it has entered into an agreement with a syndicate of underwriters, led by BMO Nesbitt Burns Inc. as sole bookrunner, under which they have agreed to purchase from Pengrowth and sell to the public 28,310,000 Common Shares.

The purchase price of Cdn $10.60 per Common Share will result in gross proceeds to Pengrowth of approximately Cdn $300 million. The offering is expected to close on or about November 16, 2011.

The net proceeds from the offering will be used to partially fund Pengrowth’s 2011 and 2012 capital programs but will initially be used to repay indebtedness under our credit facilities.  Pengrowth recently announced a Cdn$60 million increase in its 2011 capital program to Cdn$610 million and expects to announce its 2012 capital program in early December 2011.

The Common Shares will be offered to the public in Canada and the United States through the underwriters or their affiliates and will be issued by way of a prospectus supplement that will be filed with securities regulatory authorities in Canada and the United States under Pengrowth’s short form base shelf prospectus which was previously filed with securities regulatory authorities in Canada and in the United States under the multi-jurisdictional disclosure system.

This news release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

A written prospectus relating to the offering may be obtained upon request in Canada by contacting BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive,  Mississauga, Ontario, L5T 2Y9 (tel: 905-696-8884 x4222), and in the United States by contacting BMO Capital Markets Corp., Attention:  Lori Begley, 3 Times Square, 27th Floor, New York, New York, 10036, toll-free at 800-414-3627 or e-mailing bmoprospectus@bmo.com.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying, intermediate Canadian producer of oil & natural gas, headquartered in Calgary, Alberta. Pengrowth’s focus is on the development of unconventional resource-style plays in the Western Canadian Sedimentary Basin. Pengrowth’s projects include the Swan Hills (tight carbonates) play in north-central Alberta, the Groundbirch (Montney gas) play in northeastern British Columbia, the Lindbergh (Steam Assisted Gravity Drainage) project in east-central Alberta, the Olds/Garrington (light oil/gas) play in south-central Alberta and the Bodo (EOR polymer) play in east-central Alberta. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111

Caution Regarding Forward Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, the anticipated proceeds of the offering and the use of those proceeds.

Forward-looking statements and information contained in this press release are based on our current beliefs as well as assumptions we have made and information currently available to us. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved, including, without limitation, the failure to close the offering discussed herein on the terms disclosed herein or at all and the failure to use the proceeds of the offering as disclosed herein and Pengrowth's 2011 and 2012 capital programs and the specific allocation of funds thereunder. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements as may be found under the heading "Risk Factors" in our annual information form for the year ended December 31, 2010 and under the heading "Business Risks" in our management's discussion and analysis for the year ended December 31, 2010.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Trust, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this document and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.